Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Compton responds to market activity

            CALGARY, Sept. 9 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) announces at the request of Market Surveillance on behalf of the Toronto
Stock Exchange that the Corporation wishes to comment on the recent and unusual trading in the stock. Compton is not aware of any specific circumstances that may be contributing to the recent increase in market price and the level of trading activity of its shares.

            About Compton Petroleum Corporation

            Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The Corporation's operations are located in the deep basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue three deep basin natural gas plays:
the Basal Quartz sands at Hooker in southern Alberta, the Gething/Rock Creek sands at Niton and Caroline in central Alberta, and the shallower Plains Belly
River sand play in southern Alberta. In addition, we have an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Natural gas represents approximately 86% of reserves and production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York
Stock Exchange under the symbol CMZ.

            %CIK: 0001043572

            /For further information: Susan J. Soprovich, Director, Investor
Relations, Ph: (403) 668-6732, Fax: (403) 237-9410, Email:
investorinfo(at)comptonpetroleum.com, Website: www.comptonpetroleum.com/
            (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 12:16e 09-SEP-09